May 26, 2017

United States Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:	Multi-Strategy Growth & Income Fund

Ladies and Gentlemen:

On behalf of Multi-Strategy Growth & Income Fund (the “Trust”), we hereby file a preliminary proxy statement pursuant to Schedule 14A under the Securities Exchange Act of 1934. The proxy relates to the approval of a new investment advisory agreement between the Trust and LCM Investment Management, LLC.

Please call the undersigned at 614-469-3280 with any comments or questions.

Very truly yours,

/s/ Craig A. Foster

Craig A. Foster

Craig.Foster@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3280	cf 852973.1